August 5, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attn: John P. Nolan and Edwin Adames

RE:	Taylor Capital Group, Inc.
Form 10-K filed March 10, 2005
File No. 0-50034

Dear Messrs. Nolan and Adames:

Below is our response to your comment letter dated August 4, 2005:

SEC Comment:

Note 10. Income Taxes, page 80

1. Please tell us, and provide us with the proposed disclosure in future filings regarding the following:

•	State the dollar amount of the portion of the settlement charges that were deducted in the Company’s 2002 income tax return and discuss the basis for not recording a similar tax deduction in the financial statements. Disclose, if true, that you are applying a more likely than not threshold for reporting the settlement charges on your tax return and are using a higher SFAS 5 probability threshold for recognizing the tax benefits on your financial statements.

•	Disclose that you have recorded a liability for income taxes that included the reserves for the potential disallowance of the deduction relating to the litigation settlement charges that you deducted in 2002.

Response:

We plan on providing the following disclosures in the MD&A - “Income Taxes” section of our 3rd Quarter 2005 Form 10-Q and December 31, 2005 annual Form 10-K filings.

In October 2002, the Company paid its obligation to a settlement fund to satisfy the claims of various plaintiff groups under certain lawsuits. The Company has not recognized any income tax benefit for financial reporting purposes with respect to the litigation settlement payment of $61.9 million. However, the Company did deduct a portion of the settlement ($28.7 million) on its 2002 income tax return, because management believes that a portion of the settlement that relates to specific settled claims is more likely than not deductible as ordinary and necessary business expense. This degree of certainty is not sufficient to recognize an income tax benefit for financial reporting purposes. The Company will recognize all or a portion of the income tax benefit for financial reporting purposes if and when the Company determines that the position it took on its 2002 income tax return becomes probable of being sustained by the taxing authorities. Given the complexity of the litigation, the settlement and related tax law, management continues to believe that only a specific resolution of the matter with the taxing authorities or the expiration of the statute of limitations would provide sufficient evidence for management to conclude that the deductibility was probable. While the statute of limitations for the 2002 tax return expires in September 2006, the Internal Revenue Service can request an extension of the statute of limitations at any time prior to that date. Accrued interest, taxes and other liabilities on our consolidated balance sheet at December 31, 200X include $12.X million representing the tax benefit of the deduction of $11.4 million and $XXX of related accrued interest through such date, if the deduction were disallowed by the taxing authorities.

We also plan to provide a portion of the disclosure proposed above in the Income Taxes footnote to the financial statements.

SEC Comment

•	Reconcile the $12 million possible tax benefit you deducted on your 2002 tax return with the settlement tax benefit of $10.045 million you state was recognized for the $28.7 million portion of litigation settlement charges you determined in Exhibit A to your response letter dated July 7, 2005.

Response

The $12 million possible tax benefit was a product of the $28.7 million we deducted on our return multiplied by the state and federal tax rates in effect in 2002. Exhibit A in our July 7, 2005 letter was supplemental information to clarify our accounting treatment in 2002. The table in Exhibit A was in accordance with the footnote disclosure that requires the reconciliation be performed by applying the federal statutory rate. However, the tax benefit associated with the deduction would also include the impact of state income taxes.

Below is a reconciliation of the $10.045 million in Exhibit A and the $12 million disclosed in our MD&A. This information is provided supplementally to respond to your question. We do not plan to add this specific disclosure to our future filings.

Federal tax benefit ($28.7 million deduction * 35% federal tax rate) =	$10.045	MM
State tax benefit ($28.7 million deduction * 7.18% state tax rate) =	2.061	MM
Less: federal tax benefit for increased state taxes ($2.061 * 35%) =	(.721	)MM

Total tax benefit	11.385
Interest from 3/15/2003 to 12/31/2004	787

Possible tax benefit disclosed in MD&A	$12.172	MM

SEC Comment

•	Disclose where in the notes to the financial statements you have disclosed the income tax liability for $10.045 million related to the potential disallowance of this tax deduction.

Response

The income tax liability of $11.4 million plus accrued interest of $787,000 at December 31, 2004 is included on the consolidated balance sheet in the $46.1 million liability captioned “Accrued interest, taxes and other liabilities”. The last sentence of our planned disclosure above identifies where the liability is reported.

SEC Comment

2. Please consider disclosing in future filings the potential effects of the FASB Exposure draft of proposed interpretation “Accounting for Uncertain Tax Positions” on your accounting for uncertain tax positions such as those regarding the deductibility of litigation settlement charges.

Response

We plan on providing the following disclosure in the MD&A – “New Accounting Pronouncements” section of our 3rd Quarter 2005 Form 10-Q and December 31, 2005 annual Form 10-K filings.

In July 2005, FASB released a proposed interpretation, “Accounting for Uncertain Tax Positions, an interpretation of FASB Statement No. 109”. The interpretation clarifies that an enterprise should recognize the financial statement effects of a tax position when that position is probable of being sustained on audit by the taxing authorities. The term probable in the interpretation is defined to mean “the future event is likely to occur”. If the probable recognition threshold is not initially met, recognition of the benefit shall occur in the interim period that the probable threshold is subsequently met, the tax matter is ultimately resolved or the statute of limitations has expired. The interpretation also requires the recognition of a charge to income for interest accrued based on the difference between the tax position recognized in the financial statements and the amount claimed in the tax return. Finally, an enterprise should disclose loss or gain contingencies that might result from uncertain tax positions. The Company believes its accounting for uncertain tax positions is consistent with the proposed guidance, therefore, the adoption of this interpretation is not expected to have a material impact on our consolidated financial statements. This proposed interpretation could be revised prior to its final approval and issuance.

We believe the responses above fully address the comments contained in your letter.

Sincerely,

/s/ DANIEL C. STEVENS
Daniel C. Stevens
Chief Financial Officer

Cc:	Frank O’Connor, partner, KPMG LLP
Don Coglianese, partner, KPMG LLP
Steven A. Shapiro, partner, Katten Muchin Rosenman LLP